UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2020

The Charles Schwab Corporation

(Exact name of registrant as specified in its charter)

Delaware	Commission File Number: 1-9700	94-3025021
(State or other jurisdiction of incorporation)		(IRS Employer Identification No.)

211 Main Street, San Francisco, CA 94105

(Address of principal executive offices, including zip code)

(415) 667-7000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock - $.01 par value per share	SCHW	New York Stock Exchange
Depositary Shares, each representing a 1/40th ownership interest in a share of 6.00% Non-Cumulative Preferred Stock, Series C	SCHW PrC	New York Stock Exchange
Depositary Shares, each representing a 1/40th ownership interest in a share of 5.95% Non-Cumulative Preferred Stock, Series D	SCHW PrD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§232.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

As previously disclosed, on November 24, 2019, The Charles Schwab Corporation, a Delaware corporation (“Schwab”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TD Ameritrade Holding Corporation, a Delaware corporation (“TD Ameritrade”), and Americano Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Schwab (“Merger Sub”). In accordance with the terms of the Merger Agreement, immediately prior to the effective time of the merger contemplated by the Merger Agreement, Schwab’s certificate of incorporation will be amended as set forth on Exhibit B to the Merger Agreement (the “Charter Amendment”).

On May 14, 2020, Schwab, TD Ameritrade and Merger Sub entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”). The Merger Agreement Amendment revises the Charter Amendment to reflect certain technical changes to the transfer restrictions applicable to the Parent Nonvoting Common Stock (as defined in the Merger Agreement) and to remove the option, exercisable under certain limited circumstances, of a holder of the Parent Nonvoting Common Stock to convert the Parent Nonvoting Common Stock to Parent Common Stock (as defined in the Merger Agreement).

Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement remains in full force and effect as originally executed on November 24, 2019. The foregoing descriptions of the Merger Agreement and the Merger Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Merger Agreement Amendment, respectively, copies of which are attached hereto as Exhibits 2.1 and 2.2, respectively, and each of which is incorporated herein by reference.

Item 8.01.	Other Events.

Schwab has prepared a Supplement to the Joint Proxy Statement/Prospectus for the Special Meeting of Stockholders to be held June 4, 2020 describing the Merger Agreement Amendment and the revised Charter Amendment, a copy of which is attached hereto as Exhibit 99.1 and which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are attached hereto:

Exhibit No.	Description of Exhibit

2.1*+	Agreement and Plan of Merger, dated as of November 24, 2019, by and among The Charles Schwab Corporation, TD Ameritrade Holding Corporation and Americano Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Schwab’s Current Report on Form 8-K filed with the SEC on November 27, 2019).

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 14, 2020, by and among The Charles Schwab Corporation, TD Ameritrade Holding Corporation and Americano Acquisition Corp.

99.1	Supplement to the Joint Proxy Statement/Prospectus for the Special Meeting of Stockholders to be held June 4, 2020, dated May 15, 2020.

*	Incorporated by reference and not filed herewith.
+

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Schwab agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between Schwab and TD Ameritrade, Schwab and TD Ameritrade have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). Schwab has filed a registration statement on Form S-4 that includes a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab. The registration statement on Form S-4, as amended, was declared effective by the SEC on May 6, 2020 and Schwab and TD Ameritrade mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about May 6, 2020. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2019, its proxy statement filed on March 31, 2020 and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, as amended, and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2020	THE CHARLES SCHWAB CORPORATION

	By:	/s/ Peter Crawford
Peter Crawford
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1*+	Agreement and Plan of Merger, dated as of November 24, 2019, by and among The Charles Schwab Corporation, TD Ameritrade Holding Corporation and Americano Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Schwab’s Current Report on Form 8-K filed with the SEC on November 27, 2019).

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 14, 2020, by and among The Charles Schwab Corporation, TD Ameritrade Holding Corporation and Americano Acquisition Corp.

99.1	Supplement to the Joint Proxy Statement/Prospectus for the Special Meeting of Stockholders to be held June 4, 2020, dated May 15, 2020.

*	Incorporated by reference and not filed herewith.
+

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Schwab agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Exhibit 2.2

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of May 14, 2020, is by and among The Charles Schwab Corporation, a Delaware corporation (“Parent”), Americano Acquisition Corp., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and TD Ameritrade Holding Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of November 24, 2019 (the “Merger Agreement”);

WHEREAS, Section 11.03 of the Merger Agreement provides that any amendment to the Merger Agreement must be made in writing and signed by each of Parent, Merger Sub and the Company; and

WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement pursuant to Section 11.03 thereof as set forth herein.

NOW THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, Parent, Merger Sub and the Company hereby agree as follows:

SECTION 1.    Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

SECTION 2.    Amendment to the Merger Agreement. Exhibit B of the Merger Agreement is hereby amended and restated in its entirety as set forth on Annex I of this Amendment.

SECTION 3.    No Further Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect in accordance with its terms.

SECTION 4.    References to the Merger Agreement. Once this Amendment becomes effective, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

SECTION 5.    Miscellaneous Provisions. Article 11 of the Merger Agreement shall apply to this Amendment mutatis mutandis and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

THE CHARLES SCHWAB CORPORATION

By:	/s/ Peter Crawford
Name: Peter Crawford
Title: Executive Vice President and Chief Financial Officer

AMERICANO ACQUISITION CORP.

By:	/s/ Joseph R. Martinetto
Name: Joseph R. Martinetto
Title: Senior Executive Vice President and Chief Operating Officer

TD AMERITRADE HOLDING CORPORATION

By:	/s/ Stephen J. Boyle
Name: Stephen J. Boyle
Title: Interim President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Exhibit 99.1

The Charles Schwab Corporation

211 Main Street

San Francisco, California 94105

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS FOR

THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 4, 2020

May 15, 2020

These definitive additional materials amend and supplement the definitive joint proxy statement/prospectus dated May 4, 2020, which is referred to in this supplement as the definitive joint proxy statement/prospectus, initially mailed to stockholders on or about May 6, 2020, by The Charles Schwab Corporation, a Delaware corporation, which is referred to in this supplement as Schwab, for the special meeting of stockholders of Schwab to be held virtually via the Internet on June 4, 2020, at 11:00 a.m. Pacific time, which is referred to in this supplement as the Schwab special meeting. To attend the Schwab special meeting, Schwab stockholders must register in advance at www.schwabevents.com/corporation by June 2, 2020, at 5:00 p.m., Pacific time.

As previously disclosed, on November 24, 2019, Schwab entered into the Agreement and Plan of Merger, which is sometimes referred to in this supplement as the merger agreement, by and among Schwab, Americano Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Schwab, which is referred to in this supplement as Merger Sub, and TD Ameritrade Holding Corporation, a Delaware corporation, which is referred to in this supplement as TD Ameritrade, pursuant to which Merger Sub will be merged with and into TD Ameritrade, with TD Ameritrade continuing as the surviving corporation and a wholly owned subsidiary of Schwab, in a transaction that is referred to in this supplement as the merger.

On May 14, 2020, Schwab entered into Amendment No 1. to the Agreement and Plan of Merger, which is referred to in this supplement as the merger agreement amendment. The merger agreement amendment revises the Schwab charter amendment, as that term is defined in the definitive joint proxy statement/prospectus, to reflect certain technical changes to the transfer restrictions applicable to the Schwab nonvoting common stock, as that term is defined in the definitive joint proxy statement/prospectus, and to remove the option, exercisable under certain limited circumstances, of a holder of the Schwab nonvoting common stock to convert the Schwab nonvoting common stock to Schwab common stock, as that term is defined in the definitive joint proxy statement/prospectus. A copy of the merger agreement amendment is attached as Annex A-1 to this supplement.

Other than as expressly modified by the merger agreement amendment, the merger agreement remains in full force and effect as originally executed on November 24, 2019.

After taking into account the changes resulting from the merger agreement amendment, the Schwab board of directors continues to unanimously recommend that Schwab stockholders vote “FOR” the approval of the share issuance, “FOR” the approval of the Schwab charter amendment and “FOR the Schwab adjournment proposal.

If any stockholders have not already submitted a proxy for use at the Schwab special meeting, they are urged to do so promptly. No action in connection with this supplement is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy.

If you have any questions concerning the merger, the merger agreement, the share issuance, the Schwab charter amendment, the Schwab adjournment proposal, the Schwab special meeting, this supplement or the joint proxy statement/prospectus, or you would like an additional copy of this supplement or the joint proxy statement/prospectus or you need help submitting your proxy for your shares of Schwab common stock, please contact: D.F. King & Co., Inc., toll free at (800) 884-5101 or The Charles Schwab Corporation at investor.relations@schwab.com.

The information contained herein speaks only as of May 15, 2020 unless the information specifically indicates that another date applies.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the definitive joint proxy statement/prospectus, which should be read in its entirety. Defined terms used but not defined herein have the meanings set forth in the definitive joint proxy statement/prospectus. Supplemental disclosure under “THE MERGER” and “THE SCHWAB CHARTER AMENDMENT” below is indicated by underlines and strikethroughs as appropriate.

The definitive joint proxy statement/prospectus is amended and supplemented to add the merger agreement amendment as Annex A-1 thereto. Except as the context may otherwise require, all references in the definitive joint proxy statement/prospectus to the merger agreement will be deemed to refer to such agreement as amended by the merger agreement amendment and as may be further amended from time to time. Except as the context may otherwise require, all references in the definitive joint proxy statement/prospectus to Annex A refer to Annex A and Annex A-1.

Annex B of the definitive joint proxy statement/prospectus is restated by replacing the Schwab charter amendment attached as Annex B to the definitive joint proxy statement/prospectus with the Schwab charter amendment attached as Annex B to this supplement. Except as the context may otherwise require, all references in the definitive joint proxy statement/prospectus to the Schwab charter amendment attached as Annex B refer to such version of Annex B as replaced by this supplement.

THE MERGER

Background of the Merger

The definitive joint proxy statement/prospectus is amended and supplemented to add the following after the fourth full paragraph on page 115 of the definitive joint proxy statement/prospectus.

On May 12, 2020, the Schwab board of directors held a meeting at which members of Schwab management were present. At the meeting, the Schwab board of directors discussed the proposed terms of Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 24, 2019, by and among TD Ameritrade, Schwab and Merger Sub, which is referred to in this joint proxy statement/prospectus as the merger agreement amendment, pursuant to which the Schwab charter amendment would be revised to reflect certain technical changes to the transfer restrictions applicable to the Schwab nonvoting common stock and to remove the option, exercisable under certain limited circumstances, of a holder of the Schwab nonvoting common stock to convert such nonvoting common stock to Schwab common stock. Following these discussions, the Schwab board of directors unanimously (i) determined that the merger agreement amendment and the related revised charter amendment are advisable and fair to, and in the best interests of, Schwab and the Schwab stockholders and (ii) after taking into account the merger agreement amendment and the related revised charter amendment, reaffirmed the recommendations described under “—Schwab’s Reasons for the Merger; Recommendation of the Schwab Board of Directors.”

On May 14, 2020, the TD Ameritrade board of directors held a meeting at which members of TD Ameritrade management were present. At the meeting, the TD Ameritrade board of directors reviewed the proposed terms of the merger agreement amendment. Following discussion, and upon the unanimous recommendation of the strategic development committee, the TD Ameritrade board of directors unanimously determined that the merger agreement amendment is advisable and fair to, and in the best interests of, TD Ameritrade and its stockholders, and approved and adopted the merger agreement amendment. The TD Ameritrade board of directors unanimously recommends that TD Ameritrade stockholders approve and adopt the merger agreement, as amended, at the TD Ameritrade special meeting. See “—TD Ameritrade’s Reasons for the Merger; Recommendation of the Strategic Development Committee and the TD Ameritrade Board of Directors.”

On May 14, 2020, the parties executed and delivered the merger agreement amendment, a copy of which is attached as Annex A-1 to this joint proxy statement/prospectus. TD Bank consented to the merger agreement amendment under the TD Bank voting agreement and the letter agreement, and the significant Schwab stockholders consented to the merger agreement amendment under the significant Schwab stockholders voting agreement.

THE SCHWAB CHARTER AMENDMENT

The following disclosure supplements and restates the fourth full paragraph on page 190 of the joint proxy statement/prospectus.

Holders of Schwab nonvoting common stock may not transfer any shares of Schwab nonvoting common stock except (i) to an affiliate of such holder, which is referred to in this joint proxy statement/prospectus as a permitted inside transfer, or (ii) (w) in a widespread public distribution (or to an underwriter solely for the purpose of conducting a widespread public distribution), (x) in a transfer in which no relevant transferee (or group of associated transferees) ~~acquires~~ would receive 2% or more of the outstanding securities of any “class of voting shares” (as defined in 12 C.F.R. § 238.2(r)(3) or 12 C.F.R. § 225.2(q)(3), as applicable) of Schwab, (y) to a transferee that would ~~own or~~ control more than 50% of ~~any~~ every “class of voting shares” (as defined in 12 C.F.R. § 238.2(r)(3) or 12 C.F.R. § 225.2(q)(3), as applicable) of Schwab without ~~regard to~~ any transfer ~~of shares~~ from the transferring holder, or (z) to Schwab (the transfer processes set forth in clause (ii) of this paragraph is collectively referred to in this joint proxy statement/prospectus as a permitted outside transfer); provided, that notwithstanding anything in clause (ii) of this paragraph, any transfer of shares of Schwab nonvoting common stock by a holder thereof in any transaction described in any of the foregoing clauses (w), (x), (y) or (z) that is also a permitted inside transfer will constitute a permitted inside transfer and not a permitted outside transfer. Any attempt to transfer any shares of Schwab nonvoting common stock not in compliance with these transfer restrictions will be null and void, and Schwab has the authority to cause the transfer agent, if any, for Schwab nonvoting common stock not to give any effect in Schwab’s stock records to such attempted transfer.

The following disclosure shall be inserted as the first full paragraph on page 191 of the joint proxy statement/prospectus.

Pursuant to the original terms of the Schwab charter amendment, any holder of Schwab nonvoting common stock would have had the option to convert its Schwab nonvoting common stock into Schwab voting common stock upon Schwab ceasing to be a savings and loan holding company and not controlling any insured depository institution for purposes of HOLA or the BHC. Pursuant to the terms of the merger agreement amendment, the Schwab charter amendment was revised to delete this optional conversion provision.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between Schwab and TD Ameritrade, Schwab and TD Ameritrade have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). Schwab has filed a registration statement on Form S-4 that includes a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab. The registration statement on Form S-4, as amended, was declared effective by the SEC on May 6, 2020 and Schwab and TD Ameritrade mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about May 6, 2020. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation 211 Main Street San Francisco, CA 94105 Attention: Investor Relations (415) 667-7000 investor.relations@schwab.com	TD Ameritrade Holding Corporation 200 South 108th Avenue Omaha, Nebraska 68154 Attention: Investor Relations (800) 669-3900

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2019, its proxy statement filed on March 31, 2020 and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, as amended, and its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ANNEX A-1

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of May 14, 2020, is by and among The Charles Schwab Corporation, a Delaware corporation (“Parent”), Americano Acquisition Corp., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and TD Ameritrade Holding Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of November 24, 2019 (the “Merger Agreement”);

WHEREAS, Section 11.03 of the Merger Agreement provides that any amendment to the Merger Agreement must be made in writing and signed by each of Parent, Merger Sub and the Company; and

WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement pursuant to Section 11.03 thereof as set forth herein.

NOW THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, Parent, Merger Sub and the Company hereby agree as follows:

SECTION 1.    Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

SECTION 2.    Amendment to the Merger Agreement. Exhibit B of the Merger Agreement is hereby amended and restated in its entirety as set forth on Annex I of this Amendment.

SECTION 3.    No Further Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect in accordance with its terms.

SECTION 4.    References to the Merger Agreement. Once this Amendment becomes effective, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

SECTION 5.    Miscellaneous Provisions. Article 11 of the Merger Agreement shall apply to this Amendment mutatis mutandis and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

A-1-1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

THE CHARLES SCHWAB CORPORATION

By:	/s/ Peter Crawford
Name: Peter Crawford
Title: Executive Vice President and Chief Financial Officer

AMERICANO ACQUISITION CORP.

By:	/s/ Joseph R. Martinetto
Name: Joseph R. Martinetto
Title: Senior Executive Vice President and Chief Operating Officer

TD AMERITRADE HOLDING CORPORATION

By:	/s/ Stephen J. Boyle
Name: Stephen J. Boyle
Title: Interim President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex I

Parent Charter Amendment

[See Annex B to the Supplement.]

ANNEX B

AMENDMENT TO

FIFTH RESTATED CERTIFICATE OF INCORPORATION OF

THE CHARLES SCHWAB CORPORATION

(Effective [•])

(Originally incorporated on November 25, 1986,

under the name CL Acquisition Corporation)

It is hereby certified that

FIRST. The name of this corporation (hereinafter called the “Corporation”) is THE CHARLES SCHWAB CORPORATION.

SECOND. The Fifth Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article FOURTH thereof and restating it in its entirety as follows:

“FOURTH.

(A)    This Corporation is authorized to issue three classes of stock: preferred stock, common stock and nonvoting common stock. The authorized number of shares of capital stock is Three Billion, Three Hundred Nine Million, Nine Hundred Forty Thousand (3,309,940,000) shares, of which the authorized number of shares of preferred stock is Nine Million, Nine Hundred Forty Thousand (9,940,000), the authorized number of shares of common stock is Three Billion (3,000,000,000) and the authorized number of shares of nonvoting common stock is Three Hundred Million (300,000,000). As used in this Fifth Restated Certificate of Incorporation, references to “common stock” refer to the class of voting shares of common stock, references to “Nonvoting common stock” refer to the class of nonvoting common stock, and the class of common stock together with the class of Nonvoting common stock are collectively referred to as the “Common Shares.” The stock, whether preferred stock, common stock or Nonvoting common stock, shall have a par value of one cent ($0.01) per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares of such class then outstanding plus the number of shares of such class reserved for issuance, including shares reserved for issuance upon the conversion or exercise of any security of the Corporation providing for the issuance or delivery of shares of such class upon the conversion or exercise thereof) by the affirmative vote of the holders of a majority of common stock.

(B)    Common Shares.

(1)    Dividends and Other Distributions. Subject to the preferences applicable to any series of preferred stock, if any, outstanding at any time, and subject to the proviso in the following sentence, the holders of Common Shares shall share equally and be treated identically, on a per share basis, in dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Shares out of assets or funds of the Corporation legally available therefor, including, without limitation, in respect of related declaration dates, record dates and payment dates. In furtherance and not in limitation of the foregoing, no dividend may be declared or paid with respect to shares of common stock unless an identical per share dividend is simultaneously declared and paid in respect of shares of Nonvoting common stock, and no dividend may be declared or paid with respect to shares of Nonvoting common stock unless an identical per share dividend is simultaneously declared and paid in respect of shares of common stock; provided, however, that in the event that any dividend is paid in the form of Common Shares or rights to acquire Common Shares, the holders of common stock shall receive common stock or rights to acquire common stock, as the case may be, and the holders of Nonvoting common stock shall receive Nonvoting common stock or rights to acquire Nonvoting common stock, as the case may be.

(2)    Voting Rights.

(a)    Except as otherwise provided by applicable law, this Restated Certificate of Incorporation or any certificate of designations, all of the voting power of the Corporation shall be vested in the holders of common stock, and each holder of common stock shall have one vote for each share of common stock held by such holder on all matters to be voted upon by the stockholders; provided, however, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock). For the avoidance of doubt, the reference to “this Corporation’s common stock” in the definition of “Voting Stock” in paragraph (C)(12) of Article TENTH shall be deemed to be a reference to the common stock.

(b)    Nonvoting common stock shall not have any voting power (and shall not be included in determining the number of shares voting or entitled to vote on a given matter), except (i) that any amendment, alteration or repeal (including by merger, consolidation or otherwise) of any provision of this Restated Certificate of Incorporation in a manner that significantly and adversely affects the rights or preferences of the Nonvoting common stock contained in this Fifth Restated Certificate of Incorporation, relative to the effect of such amendment, alteration or repeal on the common stock, shall require the affirmative vote of a majority of the outstanding shares of Nonvoting common stock, voting separately as a class, or (ii) as otherwise required by applicable law. Each holder of Nonvoting common stock shall have one vote for each share of Nonvoting common stock held by such holder on all matters to be voted upon by the holders of Nonvoting common stock.

(3)    Liquidation. Subject to the preferences applicable to any series of preferred stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of common stock and the holders of Nonvoting common stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Shares.

(4)    Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Shares (including by way of a dividend payable in shares of common stock or Nonvoting common stock, but subject to the proviso to Section (B)(1) of this Article FOURTH), the outstanding shares of the other class of Common Shares will be subdivided or combined in the same manner proportionately and on the same basis per share.

(5)    Transfer Restrictions.

(a)    No holder of shares of Nonvoting common stock may transfer any shares of Nonvoting common stock except pursuant to (i) a Permitted Inside Transfer or (ii) a Permitted Outside Transfer.

(b)    Any attempt to transfer any shares of Nonvoting common stock not in compliance herewith shall be null and void, and the Corporation shall not, and shall cause the transfer agent, if any, for Nonvoting common stock not to, give any effect in the Corporation’s stock records to such attempted transfer.

(6)    Conversion of Nonvoting Common Stock.

(a)    Automatic Conversion Upon Permitted Outside Transfer. Upon any Permitted Outside Transfer, each share of Nonvoting common stock so transferred shall, automatically and without the act of the holder thereof, be converted into one share of common stock in the hands of the transferee, subject to paragraph (B)(6)(b) of this Article FOURTH. Such conversion shall take effect simultaneously with the applicable Permitted Outside Transfer.

(b)    Certain Conversion Terms. After any Permitted Outside Transfer, the new holder of the shares of Nonvoting common stock so converted shall present to the Corporation such evidence of transfer as the Corporation may reasonably request, and as soon as practicable after the presentation thereof and, if required, the payment of all transfer and similar taxes, the Corporation shall issue and register in book-entry form in the name of such holder the number of shares of common stock issuable upon such conversion. Each holder of Nonvoting common stock shall give prompt notice to the Corporation of any Permitted Outside Transfer of shares of Nonvoting common stock by such holder; provided that in the case of any shares of Nonvoting common stock that are sold by a holder thereof in an offering that is a widespread public distribution under an effective registration statement pursuant to the Securities Act of 1933, as amended, no further evidence or notice of transfer shall be required and each transferee shall receive shares of common stock in such transfer, subject to the concurrent delivery of the shares of Nonvoting common stock to the Corporation. All shares of common stock issued or delivered upon conversion of shares of Nonvoting common stock shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim created by the Corporation. The Corporation shall take all such actions as may be necessary to assure that all such shares of common stock issuable upon conversion of the Nonvoting common stock (i) will be listed or quoted on each securities exchange upon which the common stock is listed or quoted and (ii) will be so issued without violation of any applicable law or governmental regulation (insofar as such applicable law or governmental regulation applies generally to such issuance and not to unique circumstances related to the relevant holder) or any requirements of any securities exchange upon which shares may be listed or quoted (except, in the case of clauses (i) and (ii), for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of Nonvoting common stock or of common stock issued or issuable upon conversion of Nonvoting common stock in any manner which interferes with the timely conversion of Nonvoting common stock.

(c)    Effect of Conversion. Upon conversion as provided herein, each outstanding share of Nonvoting common stock so converted shall cease to be outstanding, dividends and distributions on such share shall cease to accrue or be due and all rights in respect of such share shall terminate, other than (i) the right to receive, upon compliance with paragraph (B)(6)(b) of this Article FOURTH, appropriate evidence of the share of common stock registered in book-entry form into which such share of Nonvoting common stock has been converted and (ii) on the appropriate payment date after the date of conversion, the amount of all dividends or other distributions payable with respect to such share of Nonvoting common stock with a record date prior to the date of conversion and a payment date subsequent to the date of conversion. The conversion of shares of Nonvoting common stock shall be made without charge to the holder or holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion.

(d)    Reservation of Common Stock. The Corporation shall, at all times when any shares of Nonvoting common stock are outstanding, reserve and keep available, free from preemptive rights, out of its authorized but unissued common stock, the full number of shares of common stock then issuable upon conversion of all then outstanding shares of Nonvoting common stock. Notwithstanding anything herein to the contrary, the Corporation may, at its election, deliver, upon conversion of Nonvoting common stock, treasury shares of common stock or other shares of common stock that the Corporation has reacquired, provided such shares comply with the third sentence of paragraph (B)(6)(b) of this Article FOURTH.

(7)    No Optional Conversion. At no time may any share of Nonvoting common stock be converted at the option of the holder thereof. For the avoidance of doubt, this paragraph (B)(7) of this Article FOURTH shall not affect the automatic conversion of Nonvoting common stock upon a Permitted Outside Transfer pursuant to paragraph (B)(6) of this Article FOURTH.

(8)    Equal Status. Except as expressly provided in this Article FOURTH, common stock and Nonvoting common stock shall have the same rights and privileges and rank equally, share ratably, be identical in all respect as to all matters and be treated equally by the Corporation in any merger (other than any merger to create a holding company in which the common stock and Nonvoting common stock are treated equally except that each receives securities that mirror their respective Common Shares), consolidation, share exchange pursuant to an exchange offer by the Corporation, share repurchase pursuant to a tender offer, tender offer pursuant to an agreement to which the Corporation is a party or other similar transaction; provided that, for the avoidance of doubt, the foregoing shall not prohibit the Corporation from making open market repurchases of common stock without repurchasing or offering to repurchase Nonvoting common stock.

(9)    The following definitions shall apply with respect to this Article FOURTH:

(a)    “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) has the meaning set forth in 12 C.F.R. § 238.2(e) or 12 C.F.R. § 225.2(e)(1), as applicable.

(b)    “Permitted Inside Transfer” means any transfer of shares of Nonvoting common stock by a holder thereof to an Affiliate of such holder; provided that, for the avoidance of doubt, if, following such transfer, the transferee ceases to be an Affiliate of the transferor, such transfer shall not be considered a Permitted Outside Transfer that results in the conversion of the Nonvoting common stock into common stock pursuant to paragraph (B)(6) of Article FOURTH.

(c)    “Permitted Outside Transfer” means any transfer of shares of Nonvoting common stock by a holder thereof (i) in a widespread public distribution (or to an underwriter solely for the purpose of conducting a widespread public distribution), (ii) in a transfer in which no relevant transferee (or group of associated transferees) would receive 2% or more of the outstanding securities of any “class of voting shares” (as defined in 12 C.F.R. § 238.2(r)(3) or 12 C.F.R. § 225.2(q)(3), as applicable) of the Corporation, (iii) to a transferee that would control more than 50% of every “class of voting shares” (as defined in 12 C.F.R. § 238.2(r)(3) or 12 C.F.R. § 225.2(q)(3), as applicable) of the Corporation without any transfer from the transferring holder or (iv) to the Corporation; provided that, notwithstanding anything to the contrary in this definition, any transfer of shares of Nonvoting common stock by a holder thereof in any transaction described in any of the foregoing clauses (i), (ii), (iii) or (iv) that is also a Permitted Inside Transfer shall constitute a Permitted Inside Transfer and not a Permitted Outside Transfer.

(C)    Preferred Stock. Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors of this Corporation is hereby authorized to fix or alter the voting rights, powers, preferences and privileges, and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock; and to fix the number of shares constituting any such series and the designation thereof; and to increase or decrease the number of shares of any series of preferred stock (but not below the number of shares thereof then outstanding).”

THIRD. This Amendment to the Fifth Restated Certificate of Incorporation of The Charles Schwab Corporation amends Article FOURTH of the Fifth Restated Certificate of Incorporation of The Charles Schwab Corporation pursuant to Sections 242 of the Delaware General Corporation Law.

B-4